SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79

Board of Trade (NIRE) No. 33.3.0015258-0

Publicly-held Company

TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33.3.0015258-0 Publicly-held Company	COARI PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.030.087/0001-09 Board of Trade (NIRE) No. 35.3.0018062-3 Publicly-held Company

BRASIL TELECOM PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.570.688/0001-70 Board of Trade (NIRE) No. 53 3 0000581-8 Publicly-held Company	BRASIL TELECOM S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 53.3.0000622–9 Publicly-held Company

RELEVANT FACT

Tele Norte Leste Participações S.A., Telemar Norte Leste S.A. (“Telemar”), Coari Participações S.A., Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) and Brasil Telecom S.A. (“Brasil Telecom”), pursuant to CVM Instruction No. 358/02, hereby disclose to their shareholders and the market that in the auctions conducted on the electronic trading system of Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA on the date hereof in connection with the tender offers to purchase common shares Brasil Telecom Holding and common shares of Brasil Telecom (the “Tender Offers”), Telemar purchased, through its subsidiaries listed below:

	Brasil Telecom Holding	Brasil Telecom
Purchasing Subsidiary	Copart 1 Participações S.A. (“Copart1”)	Copart 2 Participações S.A. (“Copart2”)
Number of Common Shares Acquired	40,483,003 (BRTP3)	630,872 (BRTO3)
Price per Share	R$ 64.71	R$ 60.64
% of Common Shares Acquired	78.67%	27.67%
Total (in reais)	2,619,655,124.13	38,256,078.08

As a result of the purchases made through the Tender Offers, the share capital of Brasil Telecom Holding and Brasil Telecom is as follows:

Share capital after the Tender Offers conducted on June 23, 2009:

Brasil Telecom Holding	Common Shares	Preferred Shares	Total
Solpart Participações S.A. (indirectly controlled by Copart1)	68,907,150	—	68,907,150
Copart1	52,668,839	76,645,842	129,314,681
Management of Brasil Telecom Holding	23	2	25
Shares held in treasury	1,480,800	—	1,480,800
Shares in circulation	10,974,876	153,291,681	164,266,557
Total Shares	134,031,688	229,937,525	363,969,213

Brasil Telecom	Common Shares	Preferred Shares	Total
Brasil Telecom Holding	247,317,180	120,911,021	368,228,201
Copart2	630,872	58,956,665	59,587,537
Management of Brasil Telecom	—	61,383	61,383
Shares held in treasury	—	13,231,556	13,231,556
Shares in circulation	1,648,997	118,192,615	119,841,612
Total Shares	249,597,049	311,353,240	560,950,289

Rio de Janeiro, June 23, 2009.

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Coari Participações S.A.

Brasil Telecom Participações S.A.

Brasil Telecom S.A.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2009

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer